UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-35109

Qihoo 360 Technology Co. Ltd.

Block 1, Area D, Huitong Times Plaza
No.71 JianGuo Road, ChaoYang District
Beijing 100025
People’s Republic of China
(86-10) 5878-1000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This current report on Form 6-K/A of Qihoo 360 Technology Co. Ltd. (the “Company”) is being submitted to correct a clerical error that appeared in the condensed consolidated statements of income contained in the Company’s current report on Form 6-K, which was originally submitted with the Securities and Exchange Commission on August 22, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Qihoo 360 Technology Co. Ltd.

	By:	/s/ Alex Zuoli Xu
	Name:	Alex Zuoli Xu
	Title:	Co-Chief Financial Officer

Date: August 27,2012

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press Release